Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: August 13, 2021

The following is a press release issued by Canadian Pacific Railway Limited on August 13, 2021.

CP Welcomes Glass Lewis Call for KCS Stockholders to “ABSTAIN” From Voting to Approve CN-KCS Merger Proposal

Second Proxy Advisor to Call on KCS Stockholders to Adjourn Stockholder Meeting; Provides Detailed Analysis Including That Some Investors May See Merger Proposals as “Equal at this Juncture”

CALGARY – August 13, 2021 – Canadian Pacific Railway Limited (TSX: CP, NYSE: CP) (“CP”) today welcomed proxy advisor Glass Lewis & Co. LLC’s (Glass Lewis) recommendation that Kansas City Southern (“KCS”) stockholders “ABSTAIN” from voting to adopt the proposed merger agreement between KCS and Canadian National Railway Company (“CN”). Glass Lewis also noted that with CP’s revised offer, investors may see the CN-KCS and CP-KCS proposals as “effectively equal at this juncture.”

In its recommendation issued Friday, Glass Lewis said that “KCS shareholder interests would be best served by withholding approval of the CN transaction and instead voting to adjourn the special meeting. In our view, there is little, if any, reason for KCS shareholders to cast a binding vote on the CN transaction at this juncture, in the face of significant and unnecessary uncertainty that could potentially have substantial ramifications for KCS shareholders going forward, especially when much of the uncertainty should be cleared up in the coming days.”

Describing the two merger proposals, Glass Lewis noted the “difference between the two offers has narrowed” and said “some investors may consider the CP offer currently has materially greater certainty with respect to regulatory approval, and they may reasonably be of the view that the probability/risk-adjusted values of the CN transaction and current CP proposal are effectively equal at this juncture.”

Glass Lewis issued its recommendation after the KCS Board of Directors rightly announced yesterday a decision to adjourn the August 19 stockholder meeting absent a decision from the STB to “give all shareholders and the Board time to receive and consider the STB decision.” The Glass Lewis recommendation follows a similar move Thursday by Institutional Shareholder Services Inc., another proxy advisor, and comes two days after CP announced its August 10 proposal to acquire KCS, which provides a compelling, achievable alternative to KCS shareholders.

Glass Lewis noted that “CN and KCS have to date not obtained such approval for the voting trust, now nearly 12 weeks after the announcement of the CN-KCS merger agreement. Meanwhile, CP obtained voting trust approval from the STB for the now terminated CP-KCS transaction on May 6, 2021, less than seven weeks after the announcement of the original CP-KCS agreement.” The proxy advisor states that unless proven otherwise they are “more inclined to believe the position articulated by CP regarding the likelihood of STB approval of the CN transaction better reflects the facts and available evidence known at this time than does the seemingly overly-confident view espoused by CN and KCS in support of their deal.”

The revised ISS recommendations and today’s Glass Lewis recommendation validate CP’s long-standing belief that KCS stockholders should have all relevant information, including the STB decision on the CN voting trust, to be able to make an informed decision, avoid being locked into the CN-KCS deal and preserve the ability to consider a better alternative proposal.

CP has filed a proxy statement asking stockholders to vote “AGAINST” the proposed CN-KCS combination at the August 19 KCS stockholders meeting so that KCS stockholders are not locked into the CN-KCS deal and unable to consider other, better, options. That includes CP’s revised superior offer submitted to KCS on August 10, which we stand by. A vote to “ABSTAIN” and vote “AGAINST” are essentially the same since they both withhold approval of the CN merger proposal.

We have urged the STB not to approve CN’s proposed use of a voting trust because we believe that it would be anti-competitive and not in the public interest.

We believe that once the STB rules on the CN voting trust, the August 10 CP offer will be deemed superior as the CP-KCS combination has regulatory certainty with the STB approval for the use of a voting trust.

CP-KCS: The only viable Class 1 combination

A CP-KCS combination would be a positive step toward more competition – not less – in the freight rail industry and would be better for Amtrak. It brings more competition among railways and protects obligations to passenger service.

For information on the benefits of a CP-KCS combination, visit FutureForFreight.com.

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release includes certain forward-looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: changes in business strategies and strategic opportunities; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favorable terms or at all; cost of debt and equity capital; potential changes in the CP share price; the ability of management of CP, its subsidiaries and affiliates to execute key priorities; general North American and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities;

the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada and the U.S.; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of CP’s budgeted capital expenditures in carrying out CP’s business plan; services and infrastructure; the satisfaction by third parties of their obligations to CP; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada and the U.S.; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; regulatory and legislative decisions and actions; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; and the pandemic created by the outbreak of COVID-19 and resulting effects on CP’s business, operating results, cash flows and/or financial condition, as well as resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP with Canadian and U.S. securities regulators. Reference should be made to “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements” in CP’s annual and interim reports on Form 10-K and 10-Q. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this news release is expressly qualified in its entirety by these cautionary statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

CP has filed a definitive proxy statement with the Securities and Exchange Commission (“SEC”) to be used to solicit votes of the stockholders of KCS against the proposal to adopt the CN Agreement. Additionally, in furtherance of CP’s proposed transaction with KCS and subject to future developments, CP (and, if a negotiated transaction is agreed, KCS) may file one or more proxy statements, registration statements, prospectuses or other documents with the SEC or applicable securities regulators in Canada. This news release is not a substitute for any proxy statement, registration statement, prospectus or other document CP and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND STOCKOLDERS OF KCS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, ALONG WITH ANY FUTURE PROXY STATEMENT(S) AND OTHER PROXY MATERIALS, REGISTRATION STATEMENT(S), PROSPECTUS(ES) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTIONS CONTEMPLATED BY THE CN MERGER AGREEMENT, CP’S PROPOSED TRANSACTION WITH KCS AND RELATED MATTERS AND DEVELOPMENTS. THE DEFINITIVE PROXY STATEMENT ALSO INCLUDES INFORMATION ABOUT THE IDENTITY OF THE PARTICIPANTS IN CP’S PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS THEREIN.

THE DEFINITIVE PROXY STATEMENT AND OTHER MATERIALS FILED WITH THE SEC ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT WWW.SEC.GOV. IN ADDITION, INVESTORS AND STOCKHOLDERS MAY OBTAIN FREE COPIES OF THE DEFINITIVE PROXY STATEMENT AND OTHER MATERIALS FILED WITH THE SEC ONLINE AT INVESTOR.CPR.CA, OR UPON REQUEST TO CP’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT (212) 750-5833 OR TOLL-FREE AT (877) 456-3442.

NO OFFER OR SOLICITATION

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

ABOUT CANADIAN PACIFIC

Canadian Pacific (TSX: CP) (NYSE: CP) is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

Contacts:

Media

Alert_MediaRelations@cpr.ca

Investment Community

Chris De Bruyn

Tel: 403-319-3591

investor@cpr.ca

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